Exhibit 1

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held company

NOTICE TO THE MARKET

Annual Report Filed with the SEC on Form 20-F

Oi S.A. (BOVESPA: OIBR3, OIBR4; NYSE: OIBR.C, OIBR) (the “Company”) announces that its Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) was filed with the United States Securities and Exchange Commission (the “SEC”) on May 20, 2016. The report can be directly accessed at the SEC’s website (www.sec.gov) or on Oi’s IR website (www.oi.com.br/ir).

Any investor or shareholder who wishes to receive a hard copy of the report, free of charge, may contact us by phone +55-21-3131-2918 or by email at invest@oi.net.br.

On May 18, 2016, the Company received a notice from the New York Stock Exchange (the “NYSE”) indicating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report.

As reported by the Company in its Form 12b-25 filed with the SEC on May 3, 2016, the Company was unable to file the Annual Report by its original deadline without unreasonable effort and expense because the Company decided to adopt U.S generally accepted accounting principles (“U.S. GAAP”) for its financial reporting in filings made with the SEC, but misjudged the amount of time required for the preparation of its financial statements under U.S. GAAP for the year ended December 31, 2015.

The NYSE informed the Company that, under the NYSE rules, the Company will have six months from May 18, 2016 to file the Annual Report with the SEC. The Company believes that it has regained compliance with the NYSE listing standards by filing the Annual Report today.

Rio de Janeiro, May 20, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.